Exhibit 99.17

Red White & Bloom Brands Inc. Announces $15 Million Bought Deal Public Offering of Units

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES  OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, August 19, 2020 – Red White and Bloom Brands Inc. (CSE: RWB and OTC:RWBYF) (“RWB" or the "Company") is pleased to announce that it has entered into an agreement with PI Financial Corp. and Eight Capital to act as co-lead underwriters, on behalf of a syndicate of underwriters (collectively the "Underwriters"), pursuant to which the Underwriters will purchase, on a bought deal basis, an aggregate of 20,000,000 units of RWB (the "Units") at a price of $0.75 per Unit (the "Offering Price") for aggregate gross proceeds of $15,000,000 (the "Offering"). The net proceeds of the Offering will be used for working capital and general corporate purposes.

The Units will be offered by way of a short-form prospectus in all provinces of Canada except Quebec, and such other additional jurisdictions in Canada as agreed to by the Company and the Underwriter.

The Company has also granted the Underwriter an option to cover over-allotments (the “Over-Allotment Option”), which will allow the underwriters to offer up to an additional 15% of the Offering, on the same terms as the Units. The Over-Allotment Option may be exercised in whole or in part at any time up to 30 days following the closing date of the Offering, for any number of Units, Unit Shares, Warrants, or any combination thereof at a price equal to the Offering Price for a Unit and a price to be agreed upon for the Unit Shares and / or Warrants. If the Over-Allotment Option is exercised in full, the Company will receive an additional $2,250,000 in gross proceeds for total aggregate gross proceeds of $17,250,000.

Terms of the Offering

Each Unit shall consist of one common share of the Company (each, a “Unit Share”) and one transferable common share purchase warrant (each such warrant, a “Warrant”). Each Warrant shall be exercisable into one common share at an exercise price of $1.00 per common share for a period of 24 months from the Closing Date (the “Warrant Shares” or together with the Unit Shares, “Shares”). Following the Closing Date, if the daily volume weighted average trading price of the common shares of the Company on the Exchange (as defined below) for any 10 consecutive days equals or exceeds $1.50, the Company may, upon providing written notice to the holders of the Warrants, accelerate the expiry date of the Warrants to the date that is 30 days following the date of such written notice.

The Offering is expected to close on or about September 15, 2020, or such other date as agreed between the Company and the Underwriter, and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the approval of the CSE.

The Company has agreed to pay a cash commission of 6.0% of the gross proceeds of the Offering and will issue to the Underwriters compensation options (the “Compensation Options”) equal to 6.0% of the aggregate number of Units sold under the Offering (the “Underwriting Fee”). The Compensation Options will be exercisable into Units of the Company at a price per Compensation Options equal to the Offering Price for a period of 24 months from the closing of the Offering.

In light of the Offering, the Company no longer intends to rely on the blanket exemption order set out in BCI 51-517 – Temporary Exemption from Certain Corporate Finance Requirements with Deadlines during the Period from June 2 to August 31, 2020 of the British Columbia Securities Commission (and similar exemptions provided by the securities commissions of other provincial and territorial regulators) with respect to the filing of the Company’s interim financial statements and management’s discussion and analysis for the period ended June 30, 2020. The Company anticipates it will file such financial information in the normal time frame.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, California, and Florida with respect to cannabis, and the US and Internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the Offering, the intended use of proceeds and the receipt of requisite approvals including but not limited to approval from the Canadian Securities Exchange.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of RWB’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to RWB’s proposed business, such as failure of the business strategy and government regulation; risks related to RWB’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to RWB and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events.  However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.  While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH

DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE.  WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.